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January 29, 2001



VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 4-6
Washington, D.C. 20549-1004
Attn: Ms. Susanne Hayes, Senior Counsel

NOVISTAR, INC.
CIK: 0001123717
Commission File No. 333-46172: Application for Withdrawal


Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the referenced registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-1, Commission File No. 333-46172, together with all exhibits and amendments thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on September 20, 2000, and Amendment No. 1 was filed with the Commission on September 21, 2000. Pursuant to the Registration Statement, the Registrant proposed to register shares/1/ of its Common Stock, $0.01 par value per share (the "Shares"), for issuance to the public, with a proposed maximum aggregate offering price of $100,000,000. The aggregate number of Shares of Common Stock to be registered and the proposed maximum offering price per Share were never determined. The Shares were being offered by CIBC World Markets and Stephens, Inc., as the underwriters. The Registrant believes that terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares. The offering of the Shares would be a discretionary financing for the Registrant, and the Registrant does not believe that completing a discretionary financing on unfavorable terms would be in the best interests of the Registrant and its stockholders. No securities have been sold under the Registration Statement
_______________
/1/    The underwriters have an option to purchase a certain number of additional shares of common stock from the Registrant to cover over-allotments. However, that certain number of additional shares was never determined.
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January 29, 2001
Page 2

and no activity in pursuit of the subject offering has been taken since September 21, 2000. Accordingly, we hereby request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Guy Young or Daniel Lloyd at Haynes and Boone, LLP, legal counsel to the Registrant in connection with the Registration Statement, at
(713) 547-2081 or (713) 547-2085, respectively.

Sincerely,


/s/ George G. Young III
--------------------------
George G. Young III
Haynes and Boone, LLP
Attorneys for
NOVISTAR, INC.